Exhibit (a)(1)(I)

December 4, 2012

ORGANOVO HOLDINGS, INC.

To the Holders of the Original Warrants

As you know, Organovo Holdings, Inc. (the “Company”) is offering the holders of certain warrants to purchase common stock of the Company (defined below as the “Original Warrants”) the opportunity to amend and exercise such Original Warrants, upon the terms set forth in the enclosed “Offer to Amend and Exercise Warrants to Purchase Common Stock of Organovo Holdings, Inc.” dated as of December 4, 2012 (the “Offer to Amend and Exercise”). The warrants subject to the Offer to Amend and Exercise are those held by: (i) the investors who participated in the Company’s bridge financing completed on November 2011 (the “Bridge Warrants”); (ii) the investors who participated the Company’s private placement financings closed on February 8, 2012, February 29, 2012 and March 16, 2012 (the “Investor Warrants”); and (iii) outstanding warrants to purchase shares of the Company’s common stock issued to investors in the Company’s private placement transactions completed in 2011 (the “Private Warrants”, and collectively with the Bridge Warrants and the Investor Warrants, the “Original Warrants”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

Offering materials were previously provided to you on or about November 16, 2012. Since the mailing of those offering materials the Company has received comments to said offering materials from the Securities and Exchange Commission (the “SEC”). In response to the SEC’s comments, we have amended the offering materials contained in our original mailing and enclosed new offering materials, comprised of: an Offer to Amend and Exercise together with the Election to Participate and Exercise Warrant, forms of Amended Warrants and Notice of Withdrawal (the “Offering Materials”).

The changes to the original offering materials, as reflected in the newly enclosed Offering Materials are summarized as follows:

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The Company has supplemented the Offering Materials with information regarding the Company in order to allow holders of Original Warrants who are not “accredited investors,” if any, to participate in the Offer to Amend and Exercise. Although you will no longer be required to be an accredited investor in order to participate in the Offer to Amend and Exercise, the Company will continue to require you to complete an accredited investor questionnaire in connection with the Offer to Amend and Exercise.

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The Company has revised the original offering materials to clarify that your existing warrants cannot be exercised at the revised exercise price prior to the Expiration Date of the Offer to Amend and Exercise. The Company has also clarified that the “lock-up” period described in the original offering materials will expire twenty (20) days after the Expiration Date of the Offer to Amend and Exercise.

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In response to SEC comments, the Company has also clarified certain procedural and timing mechanics associated with your rights of withdrawal in connection with the Offer to Amend and Exercise and the manner of payment and exchange with respect to the Original Warrants, the Amended Warrants and the exercise of the Amended Warrants for common stock of the Company and.

To participate in the Offer to Amend and Exercise and exercise an Amended Warrant and receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 5:00 p.m. (Pacific time) on December 17, 2012, as may be extended by the Company in its sole discretion (the “Expiration Date”): (i) a signed copy of the Election to Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant (or an Affidavit of Lost Warrant) for cancellation, and (iv) cash in the amount equal to $0.80 per share multiplied by the number of shares of common stock you elect to purchase. The cash exercise price may be tendered in the form of a check payable to Organovo Holdings, Inc. or by wire transfer to the Company’s account as set forth in the Election to Participate and Exercise Warrant. These items must be properly delivered, before the Expiration Date to: Organovo Holdings, Inc., 6275 Nancy Ridge Drive, San Diego, CA 92121, Attn: Corporate Secretary, telephone number (858) 550-9994. If you properly tender (and do not validly withdraw) these materials on or prior to 5:00 p.m., Pacific Time on December 17, 2012, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise), promptly following the Expiration Date, we intend to notify our depositary institution and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to us. However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to us on or prior to 5:00 p.m., Pacific Time on December 17, 2012, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise). However, if we have not accepted your tendered Original Warrants and other Acceptance and Exercise Documents by January 16, 2013, which is the fortieth business day from the commencement of the Offer to Amend and Exercise, you may change your mind and submit a Notice of Withdrawal to us after January 16, 2013. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant (which will remain unmodified and in full force and effect), or issue you a new Original Warrant if you submitted an Affidavit of Lost Warrant, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time in reviewing the Offering Materials.

Very truly yours,

/s/ Keith Murphy

Organovo Holdings, Inc.

Keith Murphy

Chief Executive Officer and President